Exhibit 21.1

SUBSIDIARIES OF INTERNATIONAL FIGHT LEAGUE, INC.

Name	State of Incorporation
Procept, Inc. (formerly Pacific Pharmaceuticals, Inc.	Delaware
BG Development Corp.	Delaware
Binary Therapeutics Inc.	Delaware
Heavens Door Corporation	Florida
IFL Corp.	Delaware